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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65386

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_January 1, 2007_____ AND ENDING_December 31, 2007_____
                                             MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MIT Associates, LLC

	OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

300 Atlantic Street, 10th Floor
_____
                         (No. and Street)

Stamford	Connecticut	06901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Drew J. Otocka, Managing Partner   (203) 335-2300
                                                              (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dworken, Hillman, LaMorte & Sterczala, P.C.
_____
                 (Name – *if individual, state last, first, middle name*)

Four Corporate Drive, Suite 488	Shelton	Connecticut	06484
(Address)	(City)	(State)	(Zip Code)

PROCESSED

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

MAR 2 1 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



OATH OR AFFIRMATION

I, ___Drew J. Otocka_____ , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_MIT Associates, LLC_____ , as
of _December 31_____, 20 _07____ , are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____ Signature

_____
Managing Partner
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

Financial Statements

MIT ASSOCIATES, LLC

Report Pursuant to Rule 17a-5(d) of
the Securities and Exchange Commission

Years Ended December 31, 2007 and 2006

MIT ASSOCIATES, LLC

Years Ended December 31, 2007 and 2006

CONTENTS



DH L&S

DWORKEN, HILLMAN, LaMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

Independent Auditors' Report

Members
MIT Associates, LLC
Stamford, Connecticut

We have audited the accompanying statements of financial condition of MIT Associates, LLC as of December 31, 2007 and 2006, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MIT Associates, LLC as of December 31, 2007 and 2006, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

Shelton, Connecticut
February 1, 2008

Dworken, Hillman, LaMorte & Sterczala P.C.

MIT ASSOCIATES, LLC

STATEMENTS OF FINANCIAL CONDITION

	December 31,	
	2007	**2006**
Assets		
Current assets:		
Cash	**$199,639**	$ 11,967
Accounts receivable (Note 5)	**520,601**	2,290,052
Prepaid expenses	**10,298**	318
Total current assets	730,538	2,302,337
Equipment and improvements (Note 2)	**18,769**	19,658
Security deposit	**25,997**	25,997
Total Assets	**$775,304**	$2,347,992
Liabilities and Members' Equity		
Current liability:		
Accounts payable and accrued expenses (Note 3)	**$431,144**	$ 675,153
Security deposit	**7,955**	7,955
Total Liabilities	**439,099**	683,108
Commitments (Note 4)		
Members' equity	**336,205**	1,664,884
Total Liabilities and Members' Equity	**$775,304**	$2,347,992

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENTS OF OPERATIONS

	Year Ended December 31,	
	2007	2006
Revenue:		
Fee income (Note 5)	$1,599,978	$3,974,052
Expenses:		
Broker fees (Note 3)	531,736	1,139,442
Office payroll	247,646	274,736
Guaranteed payments	158,333	145,000
Travel and entertainment	145,892	56,687
Professional fees and consulting	115,961	146,665
Occupancy costs	111,650	106,299
Insurance	78,835	80,366
Dues and subscriptions	28,211	16,228
Conferences, seminars and meetings	27,959	9,281
Payroll taxes	23,435	20,791
Advertising	13,817	1,854
Computer support services	13,686	24,193
Miscellaneous	13,485	7,311
Office expenses	10,783	8,265
Telephone	10,061	8,700
Depreciation and amortization	2,246	5,574
Licenses and permits	520	6,197
Pension expense		50,455
	1,534,256	2,108,044
Income from operations	65,722	1,866,008
Other income:		
Rental income (Note 4)	28,815	28,557
Interest and other income	46,784	7,297
	75,599	35,854
Net income	$ 141,321	$1,901,862

See notes to financial statements.

MIT ASSOCIATES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

Members' equity, January 1, 2006	$ 864,694
Net income	1,901,862
Members' distributions	(1,101,672)
Members' equity, December 31, 2006	1,664,884
Net income	141,321
Members' distributions	(1,470,000)
Members' equity, December 31, 2007	$ 336,205

MIT ASSOCIATES, LLC

STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2007	2006
Cash flows from operating activities:		
Net income	$ 141,321	$1,901,862
Adjustments to reconcile net income to		
net cash provided by operating activities:		
Depreciation and amortization	2,246	5,574
Decrease (increase) in assets:		
Accounts receivable	1,769,451	(1,534,197)
Prepaid expenses	(9,980)	(258)
Increase (decrease) in liabilities:		
Accrued payable and accrued expenses	(244,009)	670,337
Retirement plan payable		(15,476)
Net cash provided by operating activities	1,659,029	1,027,842
Cash flows from investing activities:		
Security deposits		9,021
Capital expenditures	(1,357)	(1,153)
Net cash provided by (used in) investing activities	(1,357)	7,868
Cash flows from financing activities:		
Member distributions	(1,470,000)	(1,101,672)
Net cash used in financing activities	(1,470,000)	(1,101,672)
Net increase (decrease) in cash	187,672	(65,962)
Cash, beginning	11,967	77,929
Cash, ending	$ 199,639	$ 11,967

See notes to financial statements.

5

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

1. **Description of the Company and summary of significant accounting policies:**

   Description of Company:

   MIT Associates, LLC ("the Company") was formed as a limited liability company and is registered as a limited purpose broker dealer under Section 15(b) of the Securities Exchange Act of 1933, as amended. The Company provides consulting, advisory and private placement services to alternative asset investment managers.

   The Company has a policy of reviewing the credit standing of each customer and/or other counterparty with which it conducts business.

   Significant accounting policies:

   Use of estimates:

   Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates used.

   Cash:

   The Company has deposits from time to time, in financial institutions in excess of the insured deposit amount. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk.

   Accounts receivable:

   The Company continuously monitors the creditworthiness of clients and, if applicable, establishes an allowance for amounts that may become uncollectible in the future based on current economic trends, historical payment and bad debt write-off experience, and any specific customer related collection issues.

   Equipment and improvements:

   Equipment and improvements are stated at cost. Depreciation is computed using straight-line and accelerated methods over the estimated useful lives of the assets for financial statement purposes and for tax purposes.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

1. **Description of the Company and summary of significant accounting policies** (continued):

   Revenue recognition:

   Management and performance fee revenue is recognized in the period in which the fee was earned.

   Employee benefit plan:

   The Company maintains a qualified profit sharing plan covering employees who are over the age of twenty-one with at least one year of service. No employee contributions are allowed. The Company may make a discretionary contribution, as authorized, which must be the same percentage of compensation for all participants. Contributions by the Company were $50,455 in 2006.

   Income taxes:

   The Company is a limited liability company and, accordingly, is not subject to federal or state income taxes.

2. **Equipment and improvements:**

	2007	2006
Furniture and fixtures	$ 76,858	$ 76,858
Leasehold improvements	50,504	50,504
Other equipment	27,904	26,547
	155,266	153,909
Less accumulated depreciation	136,497	134,251
	$ 18,769	$ 19,658

3. **Broker fees:**

   During 2006, the Company entered into a separation agreement with a former member. The agreement calls for future payments to the former member through March 31, 2021, which are comprised of a percentage of gross management and performance fee revenues earned by the Company from clients and hedge funds introduced by the former member, as defined. Payments to the former member, which are shown as broker fees in the statement of operations, are due only upon receipt of the related revenues and secured solely by these revenues. Included in accounts payable and accrued expenses is $422,602 and $674,636 in accrued broker fees due the former member at December 31, 2007 and 2006, respectively.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

4. **Commitments:**

   Leases:

   The Company leases, as a lessee, its office space under a non-cancellable lease which expires in March 2009. The lease requires monthly rent of approximately $8,000 with annual increases for property taxes and maintenance. The lease provides for a 20% rebate per year of the security deposit paid at inception.

   The Company also subleases office space, as a lessor, under a noncancellable operating lease which expires in March 2009. The lease requires monthly rent of approximately $2,400 with annual increases for property taxes and maintenance. The lease also provides for a 20% rebate per year of the security deposit paid at inception.

   The future minimum lease payments, and rental income, under the operating leases follows:

Year ending December 31:	Rental Expense	Rental Income
2008	$ 94,400	$28,600
2009	23,600	7,100
	$118,000	$35,700

   Rent expense was $93,522 and $94,364 in 2007 and 2006, respectively. Rental income was $28,815 and $28,557 in 2007 and 2006, respectively.

5. **Concentrations:**

   Approximately 86% of Company revenues were from three clients in 2007 and from two clients in 2006. The Company had outstanding accounts receivable from these clients of approximately $395,000 and $1,900,000 at December 31, 2007 and 2006, respectively.

6. **Rule 15c3-3:**

   The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(A) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

MIT ASSOCIATES, LLC

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2007 and 2006

7. **Net capital requirements:**

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 and 2006, the Company had net capital of $43,524 and $11,450, which exceeded the requirement of $29,273 by $14,251 in 2007 and was deficient of the minimum requirement of $45,010 by $33,560 in 2006. The Company's net capital ratio was 10.09 to 1 in 2007 and 58.97 to 1 in 2006 (which exceeded allowable ratio of no greater than 15.00 to 1).

The Company contacted The Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC) in regards to the two deficiencies for 2006. The deficiencies were corrected as of January 4, 2007.

8. **Reconciliation of members' equity, net income and net capital:**

A reconciliation of members' equity, net income and net capital previously reported to the FINRA to the amounts reported in the financial statements follows:

	As Previously Reported	Adjustments	As Presently Reported
Total assets	$ 446,074	$329,230	$ 775,304
Total liabilities	197,402	241,697	439,099
Total members' equity	$ 248,672	$ 87,533	$ 336,205
Total revenue	$1,347,070	$328,507	$1,675,577
Total expenses	1,293,282	240,974	1,534,256
Net income	$ 53,788	$ 87,533	$ 141,321
Net capital	$ 13,620	$ 29,904	$ 43,524

The adjustments above relate primarily to adjustments by the Company for the accrued fee income and other accrued expenses.

MIT ASSOCIATES, LLC

COMPUTATION OF NET CAPITAL PURSUANT TO THE
UNIFORM NET CAPITAL RULE 15c3-1

	December 31,	
	2007	2006
Credits:		
Members' equity	$336,205	$1,664,884
Less non-allowable assets:		
Accounts receivable	237,617	1,615,416
Prepaid expenses	10,298	318
Property and equipment, net	18,769	19,658
Security deposit	25,997	18,042
	292,681	1,653,434
Net capital	43,524	11,450
Minimum net capital requirement (greater of 6.67% of aggregate indebtedness or $5,000)	29,273	45,010
Excess (deficiency) of net capital	$ 14,251	($ 33,560)
Aggregate indebtedness:		
Accounts payable and accrued expenses	431,144	675,153
Security deposit	7,955	
Total aggregate indebtedness	$439,099	$ 675,153
Ratio of total aggregate indebtedness to net capital	10.09 to 1	58.97 to 1

Note: *There are no differences between the above calculation and the calculation included in the Company's unaudited Form X-17a-5 Part II A filing as of December 31, 2007, as amended.*

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

MIT ASSOCIATES, LLC

Year Ended December 31, 2007



JAMES G. COSGROVE, CPA
WALTER R. FULTON, CPA
ERIC N. HENDLIN, CPA
WILLIAM C. LESKO, CPA
PAUL M. STERCZALA, CPA
JOSEPH A. VERRILLI, CPA

DWORKEN, HILLMAN, LAMORTE & STERCZALA, P.C.

Certified Public Accountants / Business Consultants

Report of Independent Auditors on
Internal Controls Required by SEC Rule 17a-5

Members
MIT Associates, LLC
Stamford, Connecticut

In planning and performing our audit of the financial statements of MIT Associates, LLC (the Company) as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish those objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph, were adequate as of December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, The Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

February 1, 2008
Shelton, Connecticut

END